UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SAFLINK Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

786578302

(CUSIP Number)

W. Michael Hutchings

DLA Piper Rudnick Gray Cary US LLP

701 Fifth Avenue, Suite 7000

Seattle, WA 98104

(206) 839-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Richard P. Kiphart I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,216,292 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 9,216,292 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,216,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 88,887,229 shares of SAFLINK Corporation common stock outstanding as of November 7, 2005.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock of SAFLINK Corporation, a Delaware corporation. SAFLINK’s principal executive offices are located at 777 108th Avenue SE, Suite 2100, Bellevue, Washington 98004.

Item 2. Identity and Background.

Richard P. Kiphart is a principal of William Blair & Company, L.L.C., an investment banking firm, and is the Co-Chairman and Lead Independent Director of the board of directors of SAFLINK. Mr. Kiphart’s business address is c/o William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606. During the last five years, Mr. Kiphart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Kiphart is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Kiphart acquired 7,342,394 shares of common stock of SAFLINK upon the exchange of the shares of common stock of SSP Solutions, Inc., a Delaware corporation, held by Mr. Kiphart for shares of common stock of SAFLINK in connection with the merger of a wholly-owned subsidiary of SAFLINK with and into SSP Solutions on August 6, 2004, following which SSP Solutions became a wholly-owned subsidiary of SAFLINK.

In connection with its acquisition of SSP Solutions on August 6, 2004, SAFLINK assumed a convertible promissory note issued by SSP Solutions to Mr. Kiphart, dated November 19, 2003, in the principal amount of $1,250,000. On December 31, 2005, SAFLINK and Mr. Kiphart amended the convertible promissory note to revised the maturity date of the promissory note such that the unpaid principal and any unpaid and accrued interest are due and payable by SAFLINK on the earlier of (i) December 31, 2006, and (ii) upon demand on or after the date of the closing of any strategic or financing transaction that generates at least $20,000,000 of additional working capital for SAFLINK. In addition, the amendment revised the conversion rate at which, under certain circumstances, the unpaid principal and any unpaid and accrued interest under the promissory note convert into shares of common stock of SAFLINK from $1.67 to $0.71. An aggregate of 1,760,564 shares of common stock of SAFLINK are issuable to Mr. Kiphart upon conversion of the promissory note if the principal balance of the promissory note is converted in full. The convertible promissory note is filed herewith as Exhibit 1, by reference to its filing as Exhibit 10.5 to the current report on Form 8-K filed by SSP Solutions on November 21, 2003. The amendment to the convertible promissory note is filed herewith as Exhibit 2.

SAFLINK granted to Mr. Kiphart an option to purchase 40,000 shares of its common stock at an exercise price of $2.80 per share on August 31, 2004, and an option to purchase 40,000 shares of its common stock at an exercise price of $1.10 per share on August 25, 2005. The options were granted as compensation for Mr. Kiphart’s service on SAFLINK’s board of directors and vest in twelve equal monthly installments following the date of grant. Mr. Kiphart may acquire 63,334 shares within 60 days of January 27, 2006, upon exercise of these options.

On May 27, 2005, Mr. Kiphart purchased 4,000 shares of common stock of SAFLINK at a purchase price of $1.90 per share, and 21,000 shares of common stock of SAFLINK at a purchase price of $1.89 per share, in open market transactions. On May 31, 2005, Mr. Kiphart purchased 2,000 shares of common stock of SAFLINK at a purchase price of $2.13 per share, 7,400 shares of common stock of SAFLINK at a purchase price of $2.14 per share, 2,305 shares of common stock of SAFLINK at a purchase price of $2.15 per share, and 13,295 shares of common stock of SAFLINK at a purchase price of $2.16 per share, in open market transactions. Mr. Kiphart used personal funds to purchase the shares.

Item 4. Purpose of Transaction.

Mr. Kiphart acquired 9,102,958 shares of common stock of SAFLINK pursuant to SAFLINK’s acquisition of SSP Solutions in exchange for his former ownership in SSP Solutions. Mr. Kiphart has the right to acquire 63,334 shares of common stock of SAFLINK upon the exercise of stock options he received as compensation for his service as a member of the board of directors of SAFLINK. Mr. Kiphart purchased 50,000 shares of common stock of SAFLINK for investment purposes.

Except as set forth above, Mr. Kiphart does not have any present intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

For purposes of Rule 13d-3, Mr. Kiphart is the beneficial owner of 9,216,292 shares of common stock of SAFLINK. Such shares represent approximately 10.2% of SAFLINK’s outstanding common stock based on 88,887,229 shares of SAFLINK common stock outstanding as of November 7, 2005. The total number of shares beneficially owned by Mr. Kiphart includes 1,760,564 shares of common stock issuable upon conversion of a convertible promissory note, and 63,334 shares of common stock issuable upon exercise of stock options exercisable within 60 days of January 27, 2006.

Except as described in Items 3 and 4 above, Mr. Kiphart has not engaged in any other transactions with respect to the common stock of SAFLINK during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 and 4 of this statement is hereby incorporated by this reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description	Filed Herewith	Incorporated by Reference
			Form	Exhibit No.	File No.	Filing Date
1	Convertible Promissory Note, dated November 19, 2003, between SSP Solutions, Inc. and Richard P. Kiphart		8-K	10.5	000-26227	11/21/2003

2	First Amendment to Convertible Promissory Note, dated December 31, 2005, between SAFLINK Corporation and Richard P. Kiphart	X

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2006	By:	/s/ Richard P. Kiphart
Richard P. Kiphart